EXHIBIT 99.6

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-17

Mercator Minerals Reports Second Quarter 2012 Results
(All US$ unless otherwise specified)

Vancouver, BC, August 13, 2012 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) today announced its financial results for the three months and six months ended June 30, 2012. During the second quarter 2012, the Company generated revenues of $61.3 million, gross profit of $9.0 million, cash flow from operations (before changes in non-cash working capital items) of $1.5 million, and net income of $22.1 million, or $0.09 per share. On an adjusted net earnings* basis, the Company reported a net loss of $3.5 million, or $0.01 per share. During this period, the Mineral Park Mine successfully ramped up to its throughput design capacity of 50,000 tons per day (“tpd”) while also achieving recoveries above design levels for the entire second quarter and subsequently.

“We are pleased to report that our Mineral Park Mine is achieving its operating goals and on target to meet its 2012 production guidance of 42 million pounds of copper and 10 million pounds of molybdenum,” stated Bruce McLeod, President & CEO of Mercator. “Our focus having exited the second quarter at, or above, design throughput and recoveries, is to build upon our production momentum through strong operational execution, which will maximize cash generation and enhance our financial position.”

SECOND QUARTER 2012 HIGHLIGHTS AND SIGNIFICANT ITEMS
●
Copper equivalent production of 21.4 million pounds, comprised of 9.5 million pounds of copper in concentrates and cathode, 2.6 million pounds of molybdenum in concentrates and 155,000 ounces of silver (copper equivalent production throughout this press release is calculated using a molybdenum/copper ratio of 4.53, based on the Company’s estimated 2012 metal prices, including copper hedges).

●
Record metal recoveries were achieved, with copper and molybdenum recoveries for the quarter of 80.5% and 79.1%, respectively, which is higher than design of 80% and 75% respectively. Recoveries in July were 85% and 81% for copper and molybdenum, respectively.

●	Throughput averaged 46,638 tpd for the quarter, with the Company achieving design capacity of 50,000 tpd for June.
●	Total cash costs*, on a co-product basis, were $2.35 per pound of copper produced and $10.79 per pound of molybdenum produced.
●
Revenues in the second quarter 2012, as compared to the same quarter of 2011, were impacted by lower copper and molybdenum prices realized, lower copper sales volumes driven by lower than anticipated copper grades in the transition zone which were offset by higher recoveries, but positively affected by higher molybdenum sales volumes.

●	Cash flow from stand-alone Mineral Park operations was $5.2 million in the second quarter.

Overview

$ millions, unless otherwise noted	Three months ended, June 30		Six months ended, June 30
	2012	2011	2012	2011
Revenues	61.3	72.4	126.5	128.3
Gross profit	9.0	28.6	26.9	44.6
Net income Earnings per share, basic	22.1 0.09	24.0 0.12	1.6 0.01	17.8 0.09
Adjusted net (loss) income* Adjusted (loss) earnings per share *	(3.5) (0.01)	11.2 0.05	(2.0) nil	8.3 0.04
Cash flow from operations	2.4	21.5	4.9	30.0
Production (million pounds) - Copper - Molybdenum - Copper equivalent basis	9.5 2.6 21.4	11.2 1.8 19.4	19.4 4.9 41.6	20.7 2.8 33.4
Throughput (tons per day)	46,638	32,260	47,652	30,722
Recoveries (%) - Copper - Molybdenum	80.5 79.1	76.6 73.6	76.7 75.1	75.8 65.2
On-site operating costs ($/ ton milled)	9.98	11.83	9.51	11.80
Cash costs* on a co-product basis ($/lb) - Copper - Molybdenum	2.35 10.79	2.21 12.18	2.32 11.17	2.36 13.04
Average realized prices ($/lb) - Copper (excluding hedges) - Molybdenum	3.43 12.97	4.32 16.93	3.75 13.45	4.36 16.58

Operating Highlights

Mineral Park Mine
For the quarter ended June 30, 2012, Mineral Park produced on a copper equivalent basis, 21.4 million pounds, which consists of 9.5 million pounds of copper (8.7 million pounds in concentrates and 0.8 million in cathode) and 2.6 million pounds of molybdenum. Ore throughput at the mill increased by 45% to average 46,638 tpd during the three months ended June 30, 2012 as compared to 32,260 tpd during the second quarter of 2011. As previously disclosed on July 9, 2012, mill throughput in the second quarter 2012 was impacted by increased maintenance required in both SAG mills in May. Mill availability subsequently increased to over 97% during the month of June which allowed the concentrator to operate at a steady state and an average over 50,000 tpd, which is the design capacity.

Metal recoveries continue to improve and are now at above design rates. Recoveries for the three months ended June 30, 2012 were 80.5% and 79.1%, respectively for copper and molybdenum. This compares positively to first quarter 2012 recoveries of 72.6% and 70.9%, respectively, for copper and molybdenum and with design rates of 80% and 75%. The Company believes that continued recovery improvements are sustainable as recoveries in July have averaged 85% and 81% for copper and molybdenum, respectively. The improvement in recoveries are primarily due to better  ore blending, balanced milling operation, optimized regrinding, and improved flotation circuit practices.

The 2012 mine plan at Mineral Park includes mining through the transition from supergene enriched copper material into primary hypogene copper mineralization. Mining of the transition zone has encountered a lower percentage of higher-grade supergene copper mineralization than expected from the mineral resource model, resulting in a lower copper grade from the transition zone material, while molybdenum grades remain unaffected. Overall, the transition zone represents approximately 11% of the overall mineral resource and the life-of-mine mineral reserves for the Mineral Park. As there is less transitional material to be mined post 2012, it is expected to have less impact on production in 2013 and beyond. The Company is also presently in the process of revising the resource model to more accurately predict transition zone copper grades. Once fully assessed, the Company will update future guidance.

2012 Mineral Park Outlook
As previously guided, the Company expects Mineral Park to produce approximately 89 million copper equivalent pounds in 2012. The table below includes actual production results from the first six months of 2012 and a forecast for the last six months of 2012.

2012 Production Forecast	Actual			Forecast	Total 2012
	Q1-2012	Q2-2012	YTD 2012	Q3 & Q4 2012
Copper in concentrate (m lbs) Cathode copper (m lbs) Total Copper (m lbs)	9.0 0.9 9.9	8.7 0.8 9.5	17.7 1.7 19.4	20.5 1.8 22.3	38.2 3.5 41.7
Molybdenum in concentrate (m lbs)	2.3	2.6	4.9	5.5	10.4
Silver (thousand oz)	211.5	155.1	366.6	221.0	587.6
Copper equivalent (m lbs)	20.1	21.4	41.5	47.3	88.8
Milled tons (millions)	4.4	4.3	8.7	9.2	17.9
Grade (%) - Copper - Molybdenum	0.140 0.036	0.127 0.039	0.133 0.038	0.139 0.040	0.136 0.039
Recoveries (%) - Copper - Molybdenum	72.6 70.9	80.5 79.1	76.7 75.1	80.0 75.0	78.4 75.1

The 2012 production forecast is also based on achieving for the balance of year an average of 50,000 tpd throughput and metal recoveries of at least 80% and 75% for copper and molybdenum, respectively. As part of the 2012 mine plan, the Company expects copper and molybdenum grades to be higher in the second half than in the first half of 2012 as it mines a higher portion in the Turquoise pit of the deposit where grades are higher.

The Company’s operating goals for Mineral Park in 2012 are to maximize cash flows by: (1) increasing and sustaining throughput rates to 50,000 tpd, (2) lowering cash costs* of production for copper to $2.20 to $2.30 per pound and cash costs* of production for molybdenum to $10.00 to $10.50 per pound, and (3) sustaining and exceeding targeted metal recovery rates of 80% and 75%, respectively, for copper and molybdenum.

With further operating efficiencies being achieved and the cash preservation program in place, the Company expects metal production and its financial position to improve through the rest of 2012.

El Pilar Project
On November 9, 2011, the Company filed the El Pilar Feasibility Study (“Study”), a National Instrument 43-101 (“NI 43-101”) compliant technical report for the El Pilar project on SEDAR (www.sedar.com). The Study supports the case for the development of a robust, economically feasible copper project at the

Company’s wholly owned El Pilar project in northern Mexico and indicated a net present value (“NPV”) after-tax, discounted at 8%, of $335.3 million; internal rate of return (“IRR”), after-tax, of 35.7%; and payback period of 1.7 years. The project has an expected average life of mine total cash costs* are $1.37 per pound of payable copper, offers low capital intensity with initial capital of $245.0 million to produce life-of-mine (“LOM”) average annual production of 73.0 million pounds of copper cathode. The 12-year mine life is expected to produce total copper production of 881.7 million pounds. For readers to fully understand these highlights of the Study, they should read in conjunction with the Study, which is intended to be read as a whole and should not be read or relied upon out of context and is subject to the assumptions and qualifications contained in that report.

The Study also identified further opportunities to improve the project’s economics, including reducing the lift height on the leach pad from six meters to three meters. The Company expects to release an optimized feasibility in the coming weeks, which should capture the increase in economic benefits from the increase in copper recoveries from the shorter lift heights.

Positive Finder’s Fee Dispute Ruling
Subsequent to the end of the second quarter 2012, the British Columbia Court of Appeal rendered its decision in connection with the finder’s fee dispute associated with the Company’s acquisition of the El Creston molybdenum-copper property in Mexico, and ruled unanimously, that the Company’s appeal of the decision of the Supreme Court of British Columbia was allowed and that the finder's fee was declared to have been paid. The Company will be requesting the C$2.6 million that was paid into escrow and recorded on the Company’s balance sheet currently in restricted cash be returned and be available for working capital purposes.

Financial Statements and Management Discussion & Analysis (MD&A)
This news release should be read in conjunction with the MD&A and Financial Statements for the three and six month period ended June 30, 2012 which has been posted on Mercator’s website (www.mercatorminerals.com/s/FinancialStatements.asp) and on SEDAR (www.sedar.com) under the Company’s profile.

*Alternative Performance Measures
This press release refers to “cash costs” and “adjusted net income” which are not performance measures recognized as having a standardized meaning under IFRS. The Company discloses these performance measures (marked with an *), which have been derived from our financial statements on a consistent basis, because we believe they are of assistance in understanding our results of operations and financial position and are meant to provide further information about our financial results. These performance measures may not be comparable to similar data presented by other mining companies. This information should not be considered in isolation or as a substitute for measure of performance prepared in accordance with IFRS. Readers should refer to “Alternative Performance Measures” section on page 24 of the MD&A for additional information on these measures.

Webcast/Conference Call
Mercator’s senior management will hold a conference call and a live audio webcast on August 14, 2012 at 8:30 a.m. Pacific time to discuss results for the second quarter 2012. To participate in the call, dial 877-240-9772 (North America) and 800-2787-2090 (International). To listen to the live webcast, visit http://www.gowebcasting.com/3584. A presentation will accompany the call and will be available on the company’s website under http://www.mercatorminerals.com/s/Presentations.asp.

An archived recording of the conference call will be available for playback after the event until August 28, 2012 by dialling 1-800-408-3053 (North America), 800-3366-3052 (International) with conference pass code 8708900#.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact;
D. Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce McLeod, P.Eng.
President and CEO

National Instrument 43-101 Compliance
Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases, material change reports and quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s company profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administration ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.   Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release of has been prepared under the supervision of, and its disclosure has been reviewed by the following who are deemed to be Qualified Persons under NI 43-101: Gary Simmerman, BSC, Mining Eng., FAusIMM, Mercator's Vice President, Mineral Park Mine and Mike Broch, BSC Geology, MSSC Economic Geology, FAusIMM, the Company’s Vice-President, Exploration and Evaluations.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, guidance, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size, grade and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable, operationally and economically; (3) the milling operations at Mineral Park will continue to be viable, operationally and economically; (4) the financing, construction and operation of the El Pilar Project will proceed as expected; and (5) any additional financing needed will be available on reasonable terms. The Company’s ability to progress the El Pilar and El Creston projects towards a construction decision and eventually into production is dependent on the Company’s ability to arrange for sufficient funds to cover the capital and start-up related costs.  There can be no assurance that the Company will be successful in arranging such funding.  Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “guidance”, “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.